FY 2025 Financial Results 1 P ic tu re : 4 0 7 ET R (C a n a da ) February 25, 2026 FY 2025 FINANCIAL RESULTS

FY 2025 Financial Results 2 DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require. 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The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. 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Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

FY 2025 OVERVIEW

2025 results showing robust performance in all business units

- **Highways:** North American portfolio keeps delivering solid revenue & EBITDA growth
- **Airports:** Continued progress at New Terminal One (NTO) with a focus on operational readiness
- **Construction:** Outstanding performance across all lines of business

Net debt[1] ex-infra projects[2]: -€1,341M

Solid dividends from projects and asset rotation supporting cash generation...

- Dividends collected from projects of €968M
- AGS divestment of €533M
- 5.25% stake divestment in Heathrow for €539M

...combined with investments for growth and dividends & share buy-backs

- Acquisition of 5.06% stake of the 407 ETR for €1.3B
- Equity injections in NTO of €236M
- Cash dividends (€156M) and purchase of treasury shares (€501M)

Other corporate events

- FER-led consortium has been shortlisted for bidding the I-24 Southeast Choice Lanes (Tennessee), the I-285 East Express Lanes (Georgia) and the I-77 South Express Lanes Project (North Carolina)
- In December, Ferrovial was included in the Nasdaq-100 index

Picture: I-66 (USA)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.
(2) Consolidated Net Debt of ex-infrastructure project companies.

ferrovial | FY 2025 Financial Results

2025 MAIN FIGURES

(VARIATION VS. 2024)

REVENUE
€9,627M
+8.6% LfL

ADJ. EBITDA[2]
€1,457M
+12.2% LfL

ORDERBOOK
€17,438M
+10.1% LfL

DIVIDENDS FROM PROJECTS
€968M
+2.2%

NET DEBT OF EXINFRA[3]
-€1,341M
-€1,794M in 2024

2025 TSR[4]
+38.6%


EXPRESS LANES
TO Dallas Pkwy
Inwood Rd
TO Dallas North
Tollway
Midway Rd
Welch Rd
Dallas Pkwy/
Inwood Rd
Picture: LBJ (USA)

(1) Percentages expressed on a Like-for-Like Growth basis. Like-for-Like Growth is a non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.
2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.
(3) Consolidated Net Debt of ex-infrastructure project companies
(4) Total Shareholder Return

FOCUSED ON GROWTH

Growth with our current portfolio in North American assets

- 407 ETR EBITDA growing at double digit
- US MLs: Revenue significantly outpacing inflation
- €236M invested in NTO in 2025

Focus on highway projects in North America


Alexandria, VA
I-495 SW
Nashville, TN
I-24 | I-65
Charlotte, NC
I-77S
Atlanta, GA
I-285 E
I-285 W

- **Acquisition of 5.06% stake of 407ETR**
- **Record pipeline in the US** with six near term opportunities:
  - I-285 East (Georgia) – to be awarded in 2026
  - I-24 (Tennessee) - to be awarded in 2026
  - I-77 South (North Carolina) to be awarded in 2027

Other selective investments

- Renewable Energy - Texas photovoltaic plant (Milam County)
- Data centers – Landplots in Spain & Poland

Asset rotation of mature assets

- Sale of AGS & HAH

Solid cash flow generation and **financial discipline**

Picture: 407 ETR (Canada)

FY 2025 Financial Results 6 +14.2% US HIGHWAYS’ REVENUE vs. 2024 (% LfL) 2025 PERFORMANCE vs. 2024 (Q4 & YTD) STRONG DOUBLE-DIGIT GROWTH … (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report. (2) Total dividends from Highways: €880M (€895M in 2024). 2024 figure included the first dividend from I-77 with an extraordinary amount of €205M and €89M for I-66. HIGHWAYS NORTH AMERICA DRIVES HIGHWAYS RESULTS +12.4% US HIGHWAYS’ ADJ. EBITDA1 vs. 2024 (% LfL) P ic tu re : N T E 35 W (U SA ) EUR M Q4 2025 % VAR FY 2025 % VAR LfL1 Revenue 353 3.9% 1,374 13.7% Adj. EBITDA1 239 -2.9% 990 12.2% Adj. EBITDA mg1 67.7% 72.0% …AND CONSISTENTLY HIGH DIVIDENDS €452M 407 ETR (Equity accounted) €281M DFW MLs €89M I-66 €33M I-77 €855M DIVIDENDS FROM NORTH AMERICAN ASSETS (€860M in 2024)2 • Q4 2025 Adj. EBITDA variation impacted by FX and higher bidding costs

407 ETR

PROMOTIONS & INCREASED MOBILITY DRIVING STRONG EBITDA GROWTH

2025 PERFORMANCE vs. 2024 (Q4 & YTD)

CAD M	Q4 2025	VAR.	FY 2025	VAR.
Traffic (VKT M)	716	5.7%	2,819	6.1%
Revenue	497	13.5%	2,009	17.8%
EBITDA	404	9.2%	1,687	14.2%
EBITDA mg	81.3%		84.0%	
Avg revenue per trip (CAD)	15.8	7.1%	16.5	11.7%

CAD M	Q4 2025	VAR.	FY 2025	VAR.
Toll Revenue	464	12.5%	1,893	17.6%
Fee Revenue	27	6.6%	110	15.4%
Contract Revenue	6	n.a.	6	100.0%
Total Revenue	**497**	**13.5%**	**2,009**	**17.8%**

- Toll revenue growth primarily driven by higher toll rates and higher traffic volume
- Q4 2025 Revenue per trip affected by seasonality and a softer contribution from heavy vehicles
- 2025 EBITDA impacted by Schedule 22 payment expense (CAD40.9M) not accrued in 2024, and extraordinary impact from higher provision for lifetime expected credit loss (Lifetime ECL)

2025 TRAFFIC (VKTs) & EBITDA PERFORMANCE vs. 2024


Traffic
EBITDA
1.9%
15.0%
5.8%
11.6%
9.4%
20.1%
5.7%
9.2%
6.1%
14.2%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
FY 2025

- In Q4 2025, traffic growth driven by targeted rush hour driving offers and an increase in mobility from a higher percentage of on-site employees, partially offset by unfavorable winter weather
- Demand segmentation enhancing value for users and maximizing EBITDA growth

Total 2025 dividends: **CAD1.5B**

2026 toll rate scheme
Effective from January 1, 2026

(1) Under Schedule 22 of the Concession and Ground Lease Agreement (CGLA), certain Highway 407 ETR traffic levels are measured against annual minimum traffic thresholds, which are prescribed by Schedule 22 and escalate annually up to a specified lane capacity. If the annual traffic level measurements are below the corresponding traffic thresholds, amounts calculated under Schedule 22 are payable to the Province in the following year (Schedule 22 Payment). The Company recorded a $40.9 million Schedule 22 Payment expense for 2025, which will be payable to the Province in 2026

ferrovial | FY 2025 Financial Results
7

DFW MANAGED LANES

STRONG MOBILITY IN THE CORRIDOR, TRAFFIC IMPACTED BY CONSTRUCTION WORKS

2025 PERFORMANCE vs. 2024 (Q4 & YTD)

	NTE				LBJ				NTE35W			
USD M	Q4 2025	VAR.	FY 2025	VAR.	Q4 2025	VAR.	FY 2025	VAR.	Q4 2025	VAR.	FY 2025	VAR.
Transactions (M)	9	-5.5%	37	-4.7%	12	-4.3%	46	-0.1%	13	-0.4%	52	2.9%
Revenue/transaction	9.3	11.3%	8.7	13.4%	5.4	8.8%	5.2	8.7%	7.4	15.8%	7.0	11.6%
Revenue	87	5.4%	323	8.1%	63	4.4%	244	8.6%	100	14.7%	368	14.7%
Adj. EBITDA[1]	73	0.3%	278	5.5%	50	3.6%	202	9.2%	76	7.2%	294	10.6%
Adj. EBITDA mg[1]	83.6%		86.0%		79.3%		82.7%		76.3%		80.1%	
Revenue sharing (incl. at Adj. EBITDA level)	4.1	-	8.1	-	-		-		11.6	195.3%	26.4	88.6%

NTE

- Traffic impacted by the ongoing Capacity Improvement construction works
- The Capacity Improvement project started at the end of 2023 and is expected to be completed by the end of 2026

LBJ

- Traffic impacted by construction works in the nearby corridors. Q4 2025 negatively impacted by changes in the staging of adjacent projects

NTE35W

- Corridor showing strong demand. Q4 2025 traffic negatively impacted by minor capture rate due to:
  - Increased congestion in an entry/exit point to the MLs, creating bottlenecks
  - Finalization of capacity restrictions due to construction works on nearby road 121


Picture: NTE (USA)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.

ferrovial | FY 2025 Financial Results

FY 2025 Financial Results 9 P ic : L B J 9 Growth % vs. 2024 REVENUE PER TRANSACTION 13.8% 10.0% 8.9% 13.3% 7.8% 9.5% 15.3% 8.4% 12.0%11.3% 8.8% 15.8% 13.4% 8.7% 11.6% (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report. Soft Cap update in 2025 +2.9% DFW MANAGED LANES STRONG GROWTH IN REVENUE PER TRANSACTION OUTPACING INFLATION FAVORABLE TRAFFIC MIX AND MORE MANDATORY MODE EVENTS IN NTE & NTE35W VS. 2024 NTE LBJ NTE35W 2025 DIVIDEND DISTRIBUTION (100%, $M): Q1 Q2 Q3 Q4 FY P ic tu re : N T E (U SA ) +2.7% 2026 soft cap update Q1 Q2 Q3 Q4 FY Q1 Q2 Q3 Q4 FY 177M in 2024 216M 123M 215M STRONG PERFORMANCE DRIVES INCREASED DIVIDEND DISTRIBUTION IN DFW ASSETS 107M in 2024 176M in 2024

FY 2025 Financial Results 10 I-66 OUTSTANDING EBITDA GROWTH 10(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report. 2025 PERFORMANCE vs. 2024 (Q4 & YTD) REVENUE PER TRANSACTION 165M • Traffic evolution driven by corridor growth, benefiting from greater enforcement of return-to-office (RTO) policies, despite worse weather conditions and the Federal Government shutdown (Oct – mid Nov) i i l lt *Q2 2025 rev/transaction growth figure has been restated, which was previously published as 20.1% Growth % vs. 2024 P ic tu re : I- 6 6 (U SA ) 25.6% 18.9% 12.1% 1.3% 13.3% Q1 2025 Q2 2025* Q3 2025 Q4 2025 FY 2025 USD M Q4 2025 VAR. FY 2025 VAR. Transactions (M) 9 4.3% 35 7.4% Revenue/transaction 8.3 1.3% 8.4 13.3% Revenue 78 6.5% 303 22.7% Adj. EBITDA1 64 9.9% 246 25.7% Adj. EBITDA mg1 83.1% 81.4% 172M in 2024 2025 DIVIDEND DISTRIBUTION (100%, $M): 2024 FIRST DISTRIBUTION AFTER 2Y OF OPERATION P ic tu re : I -6 6 ( U SA ) • Q4 revenue per transaction negatively impacted by traffic mix and lower volume during peak hours, mainly due to adverse weather conditions and temporary shutdown

FY 2025 Financial Results 11 I-77 STRONG REVENUE PER TRANSACTION MOMENTUM (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report. (2) Including Revenue sharing from extended vehicles 2025 PERFORMANCE vs. 2024 (Q4 & YTD) 52M • Traffic declined in both Q4 & FY 2025 since Q4 2024 volumes included exceptional uplift caused by hurricane-related alternative lane closures, compounded by adverse weather conditions throughout 2025 REVENUE PER TRANSACTION i i l lt Growth % vs. 2024 21.8% 25.3% 25.7% 26.0% 24.7% Q1 2025 Q2 2025 Q3 2025 Q4 2025 FY 2025 USD M Q4 2025 VAR. FY 2025 VAR. Transactions (M) 11 -11.1% 42 -2.0% Revenue/transaction 3.1 26.0% 3.1 24.7% Revenue 33 11.8% 130 21.9% Adj. EBITDA1 21 4.8% 81 16.5% Adj. EBITDA mg1 61.8% 62.2% Revenue sharing 2 5.4 74.3% 21.0 111.3% 2025 DIVIDEND DISTRIBUTION (100%, $M): 307M in 2024 2024 FIRST DISTRIBUTION AFTER 5Y OF OPERATION P ic tu re : I -7 7 (U SA )

NORTH AMERICAN ASSETS

TOP PERFORMING METROS EXPECTED TO EXCEED NATIONAL AVERAGE

- Modest short-term growth while mobility increases & long-term prospects remain solid


407 ETR

TORONTO

22% population growth by 2051 (Greater Toronto Area)[1]

Toronto's average GDP growth (2.3%) to exceed Ontario (1.9%) and Canada (1.8%) over next 5 years[2]

- Growth trends reinforce the region's appeal as a top destination


TEXPRESS.
LBJ NTE NTE35W

DALLAS-FORT WORTH

DFW's GDP growth to outpace US avg over 2026-2030 (2.8% vs. 2.3%)[2]

DFW to rank 3rd largest US metro area by 2050 (+47% population growth vs 2024)[3]

- High household income area above US average


66 Express

VIRGINIA

Washington's share of households with income over $100,000 is above US avg[2]

Washington's median household income to grow 3.2% over 2026-30[2]

- Job-growth leader among major US metros, driven by relocations & expansions


I-77 EXPRESS

CHARLOTTE

Charlotte led all top 50 metros in job growth in 2025 (2.3% v. 0.9% US avg)[2]

Charlotte's region population to grow above 50% by 2050, led by Mecklenburg Co. (where I-77 runs) adding more than 600k residents[4]

(1) https://www150.statcan.gc.ca/n1/daily-quotidien/250826/dq250826a-eng.htm
(2) External Consensus
(3) Economy in Brief: Indicators for the Dallas Region (January 27, 2026) - https://www.dallaschamber.org/why-dallas/economy-in-brief/
(4) The Charlotte Region 2025-2050 Growth Projections

ferrovial | FY 2025 Financial Results
12

IRB & IRB PRIVATE INVIT

LONG TERM GROWTH SUPPORTED BY A STRONG PIPELINE

IRB - 2025 PERFORMANCE vs. 2024 (H2 & YTD)

(EUR mn)	H2 2025	VAR.	FY 2025	VAR. LfL
Revenue	314	-21.5%	716	-12.8%
Adjusted EBITDA[1]	148	-23.6%	313	-24.1%
Adjusted EBITDA margin[1]	47.2%		43.7%	
Net Profit to FER (19.86% stake)	24	n.s.	25	-109.6%

- Revenue drop mainly due to decrease in construction following the completion of VM1/Gandeva Ena, Palsit Dankuni and near-completion of Ganga, and by the extraordinary positive impact of Yedeshi Aurangabad claim in 2024

IRB PRIVATE INVIT - 2025 PERFORMANCE vs. 2024* (H2 & YTD)

(EUR mn)	H2 2025	VAR.	FY 2025	VAR. LfL
Revenue	271	11.2%	653	192.0%
Adjusted EBITDA[1]	131	14.9%	283	170.8%
Adjusted EBITDA margin[1]	48.3%		43.3%	
Net Profit to FER (23.99% stake)	-2	74.0%	-6	-4.6%

*2024 figures reflect only six months of activity following the acquisition

PORTFOLIO DEVELOPMENTS

- Completed the sale of 3 Private InvIT assets to the Public InvIT, supporting capital recycling and portfolio optimization
- Awarded 2 new TOT concessions (TOT 17 and TOT 18), reinforcing IRB's continued leadership in India's toll road monetization program

ROBUST OUTLOOK

2026 GDP growth[2] +7.3%

2027 GDP growth[2] +6.4%

In 2025, India's GDP has grown at 7.7% year-on-year, despite macro headwinds


Pic: Hyderabad

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.
(2) Source IMF

ferrovial | FY 2025 Financial Results

NEW TERMINAL ONE AT JFK

TOWARDS OPERATIONAL READINESS

- NTO keeps progressing facing a crucial year for construction and integration
- In terms of schedule, the contractor has communicated an updated target completion date for the first phase of construction of fall 2026
- 82% construction progress
- ORAT (Operational Readiness and Airport Transfer): working on the plan for a safe, compliant and effective Day One
- Commitments from 25 airlines (16 executed agreements and 9 letters of intent)
- Phase A refinancing complete: In July 2025, $1.4B long-term green bonds issuance, with an all-in interest cost of 5.4% (weighed average maturity of 28 years)

€236M
Equity Invested in 2025

€978M
Total Investment as of 2025

€63M
Pending Investment Expected to be injected in 2026

DALAMAN

STEADY PERFORMANCE

EUR M	Q4 2025	VAR.	FY 2025	VAR.
Passengers (M)	0.9	*1.1%*	5.6	*-1.1%*
Revenue	16	*6.9%*	85	*3.6%*
Adj. EBITDA[1]	11	*6.0%*	66	*2.5%*
Adj. EBITDA mg[1]	*67.5%*		*77.5%*	

- Macroeconomic conditions and geopolitical challenges in Middle East have significantly affected international traffic
- Year-to-date EBITDA growth reflects strong commercial performance, enhanced by recent upgrades to the airport's commercial layout
- €7M in dividends received from Dalaman (at FER's share)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.



Picture: New Terminal One, NY (USA)

ferrovial | FY 2025 Financial Results

CONSTRUCTION

OUTSTANDING PERFORMANCE ACROSS ALL LINES OF BUSINESS

2025 PERFORMANCE vs. 2024 (Q4 & YTD)

EUR M	Q4 2025	Q4 2024	% VAR.	FY 2025	FY 2024	% VAR. LfL[1]
Revenue	2,233	1,999	*11.7%*	7,653	7,236	*7.5%*
Adj. EBITDA[1]	200	106	*87.8%*	511	430	*19.9%*
Adj. EBITDA mg[1]	*8.9%*	*5.3%*		*6.7%*	*5.9%*	
Adj. EBIT[1]	150	81	*84.9%*	352	284	*24.2%*
Adj. EBIT mg[1]	*6.7%*	*4.1%*		*4.6%*	*3.9%*	

- **Budimex:** 9.2% adj. EBIT mg[1] (8.0% in 2024), with improvements across all segments. Q4 exceeded average profitability driven by relevant one-off change orders, combined with higher contribution from late-stage contracts, where residual risks have been mitigated
- **Webber:** 3.2% Adj. EBIT mg[1] in 2025, stable vs 2024 (3.0%)
- **Ferrovial Construction:** 2.4% Adj. EBIT mg[1] in 2025 (1.8% in 2024), supported by effective risk mitigation in final phases of projects and improved execution. 2025 profitability also impacted by higher bidding cost in the US and costs related to digitalization and IT systems

HEALTHY ORDER BOOK[1] AT ALL –TIME HIGH

- €2.5B contracts not included in Dec. 2025 order book (pre-awards or pending financial close)
- Breakdown by geography:


46%
22%
14%
12%
1%
5%
US & CAN
Poland
Spain
UK
Australia
RoW

€17,438M
+10.1% LfL (2)

STRONG CASH FLOW GENERATION

- Q4 2025 Operating CF driven by WK seasonality in Poland & Spain, and by pre-payments and compensations received in the US and Canada


OPERATING CF
FY 2024
291
FY 2025
597

OUTLOOK

- Average long-term target of 3.5% Adj. EBIT mg[1]


Picture: Ontario Line project (Canada)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report.
(2) Order book vs Dec. 2024.

ferrovial | FY 2025 Financial Results

FY 2025 Financial Results 1616 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report P&L SIGNIFICANT ADJUSTED EBITDA GROWTH ON US HIGHWAYS & CONSTRUCTION P ic : 4 0 7 ET R (C a n a da ) EUR M FY 2025 FY 2024 Revenue 9,627 9,148 Adjusted EBITDA1 1,457 1,342 Depreciation -49 0 -441 Adjusted EBIT1 967 901 Disposals & impairments 210 2,208 Operating profit/(loss) 1,177 3,109 Financial Results -365 274 Financial Result from infrastructure projects -424 -411 Financial Result from ex-infrastructure projects 59 6 85 Equity-accounted affiliates 258 238 Profit/(loss) before tax from continuing operations 1,070 3,621 Income tax 6 0 -145 Net profit/(loss) from continuing operations 1,130 3,476 Net profit/(loss) from discontinuing operations 20 14 Net profit/(loss) 1,150 3,490 Net profit/(loss) attributed to non-controlling interests -262 -251 Net profit/(loss) attributed to the parent company 888 3,239

FY 2025 Financial Results 17 2025 CHANGE IN CONSOLIDATED NET DEBT1 EX-INFRASTRUCTURE PROJECT COMPANIES (€ M) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the 2025 Integrated Annual Report. - 2,858 4,070 4,653 968 596 (179) (100) (1,970) 130 1,158 (657) (437) (91) - 2,729 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Cash dividend and treasury share purchases Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents CASH FLOWS EUR -583 M FINANCING (EUR -1,186 M)INVESTING (EUR -682 M)OPERATING (EUR +1.285 M) NET DEBT € -1,794M CASH CASH DEBT & OTHERS DEBT & OTHERS CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR -129 M 2024 2025 NET DEBT € -1,341M (Million) Notional MtM (€ M) Total Hedging CAD 538 7 Total Hedging USD 2,847 140 FX HEDGING POSITION: €147M MtM as of Dec 31 2025

FY 2025 Financial Results 18 600 400 575M 626M 1B 2024 2025 2026E Dividends declared Top up Yearly Scrip Dividend 2026 DIVIDEND PROPOSAL €2.2B AGGREGATE DIVIDENDS* BETWEEN 2024-2026 * Dividends declared include shares delivered + cash. Figures in EUR. Following Market standards, dividends declared are based on the share price at the time of delivery(2) to shareholders This amount might differ vs CF statement where treasury shares related to scrip dividend are purchased at the share price prevailing at each transaction(3) (1) (1) The Board retains discretion with respect to the declaration of any dividend. (2) The share price taken into account is the VWAP during the last 3 days of the election period, which usually takes place several days (around 15) before shares are delivered to shareholders (3) For further details on each of the scrip dividend programs of 2025, please refer to Appendix I from 2025 Ferrovial Financial Results Report CASH OUT (including cash paid in dividends + cash disbursed in share buy backs) €560M €657M

FY 2025 Financial Results 19 CLOSING REMARKS • Revenue and profitability growth of our North American assets driven by: • Increased customer segmentation • Underlying growth in the assets’ locations • Well- positioned for future growth with a robust pipeline and increased P3 interest in the US • Healthy Construction orderbook with anticipated limited exposure to inflation 19 H1 i i l lt i i l l P ic tu re : LB J (U SA )

FY 2025 Financial Results 20 Q&A H1 P ic tu re : N T E (U SA )

FY 2025 Financial Results INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com P ic tu re : N T E (U SA )